

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 12, 2009

<u>Via U.S. Mail and Facsimile</u>

John E. Vollmer III
Chief Financial Officer
Patterson-UTI Energy, Inc.
4510 Lamesa Highway
Snyder, Texas 79549

> **Re: Patterson-UTI Energy, Inc.**
> **Form 10-K**
> **Filed February 19, 2008**
> **File No. 0-22664**

Dear Mr. Vollmer:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director

cc: John E. Vollmer III (325-574-6307)
       Sean Donahue
       Timothy Levenberg